U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-00537                               November 4, 2002


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN CUSTODIAN FUNDS

Franklin Dynatech Fund
Franklin Growth Fund
Franklin Income Fund
Franklin U.S. Government Securities Fund
Franklin Utilities Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403










                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2002, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
November 4, 2002









MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2002 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ KIMBERLY H. MONASTERIO
-----------------------------------
KIMBERLEY H. MONASTERIO
PRINCIPAL ACCOUNTING OFFICER
















                                                                    ATTACHMENT I


FUND                                                            PERIOD COVERED
------------------------------------------------------------------------------




FRANKLIN CUSTODIAN FUNDS
      Growth Series                     August 1, 2002 - August 31, 2002
      Utilities Series                  August  1,  2002  -  August 31, 2002
      Dyna Tech Series                  August  1,  2002  -  August 31, 2002
      Income Series                     August 1, 2002 - August 31, 2002
      U.S. Government Securities Fund   August   1,   2002   - August 31, 2002


FRANKLIN TEMPLETON FUND ALLOCATOR SERIES
      Templeton Conservative Target Fund   June 1, 2002 - August 31, 2002
      Templeton Moderate Target Fund       June 1,  2002 - August  31, 2002
      Templeton Growth Target Fund         June 1,  2002 - August  31, 2002


FRANKLIN INVESTOR SECURITIES TRUST
      Franklin Short Intermediate U.S.
      Government Sec Fund                       July  1,  2002 - August 31, 2002
      Franklin Gold and Precious Metals Fund    June 1,  2002 - August 31, 2002
      Franklin Capital Growth Fund              June 1,  2002 - August  31, 2002
      Franklin Floating Rate Trust              June 1,  2002 - August  31, 2002